1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2004

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- 2-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated November 5, 2004

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: November 8, 2004	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

3

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 941)

Announcement

On 1 November 2004, China Mobile (Hong Kong) Limited (the “Company”) announced that it received notice from its controlling shareholder, China Mobile Communications Corporation, that Mr. Wang Jianzhou had been appointed as the President of China Mobile Communications Corporation, and that Mr. Zhang Ligui would no longer be the President of China Mobile Communications Corporation for reason of age. Accordingly, Mr. Zhang Ligui planned to resign from his position as a Non-executive Director of the Company. Mr. Wang Xiaochu would no longer be the Vice President of China Mobile Communications Corporation and had been appointed as the President of China Telecommunications Corporation. Accordingly, Mr. Wang Xiaochu planned to resign from his position as an Executive Director, Chairman and Chief Executive Officer of the Company. The controlling shareholder of the Company proposed to appoint Mr. Wang Jianzhou as an Executive Director, Chairman and Chief Executive Officer of the Company.

The Board of Directors of the Company (the “Board”) announces that Mr. Wang Xiaochu has resigned from his position as an Executive Director, Chairman and Chief Executive Officer of the Company with effect from 5 November 2004. Mr. Zhang Ligui has also resigned from his position as a Non-executive Director of the Company with effect from 5 November 2004. Mr. Wang Xiaochu and Mr. Zhang Ligui have both confirmed that there is no disagreement with the Board and that there is no matter relating to their resignation that needs to be brought to the attention of the shareholders of the Company. The Board takes this opportunity to acknowledge the contributions of Mr. Wang Xiaochu and Mr. Zhang Ligui to the Company with the highest regard and deepest gratitude.

The Board is pleased to announce that, after the review and approval by the Board and the Nomination Committee of the Company, Mr. Wang Jianzhou has been appointed as an Executive Director, Chairman and Chief Executive Officer of the Company and will be in charge of the overall management of the Company with effect from 5 November 2004.

Mr. Wang Jianzhou, age 55, is the President of China Mobile Communications Corporation (the controlling shareholder of the Company). He formerly served as Deputy Director General and Director General of the Posts and Telecommunications Bureau of Hangzhou City, Deputy Director General of the Posts and Telecommunications Administration of Zhejiang Province, Director General of the Department of Planning and Construction of the Ministry of Posts and Telecommunications, Director General of the Department of General Planning of the Ministry of Information Industry, and Director, Executive Vice President, President and Chairman of China United Telecommunications Corporation, and Executive Director, President, Chairman and Chief Executive Officer of China Unicom Limited. Mr. Wang also serves as Chairman and President of China United Telecommunications Corporation Limited. Mr. Wang, a professor-level senior engineer, graduated in 1985 from the Department of Management Engineering at Zhejiang University with a master’s degree. Mr. Wang has extensive knowledge and 26 years of management experience in the telecommunications industry. Save as disclosed above, Mr. Wang Jianzhou has not held any directorship in any other listed public companies in the past three years.

The service contract of Mr. Wang Jianzhou with the Company does not provide for a specified length of service, and he will be subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Company’s Articles of Association. Mr. Wang will receive a salary of HK$138,000 per month, plus a discretionary bonus and a discretionary award of share options as may be determined by the Board with reference to his performance, together with a director’s fee as proposed by the Board and approved by shareholders of the Company. The remuneration of Mr. Wang has been determined with reference to his duties, responsibilities and experience, and to prevailing market conditions.

The Company firmly believes that Mr. Wang Jianzhou’s extensive experience and valuable expertise will be of great benefit to the Company. The Company takes this opportunity to welcome him as a member of the Board.

Save as disclosed herein, Mr. Wang Jianzhou does not have any relationship with any other directors, senior management, substantial shareholder or controlling shareholder of the Company. He does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Future Ordinance. There are no other matters relating to the appointment of Mr. Wang that need to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Dr. J. Brian Clark as a non-executive director.

By Order of the Board
China Mobile (Hong Kong) Limited
Jacky Yung
Company Secretary

Hong Kong, 5 November 2004